

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

Don Harmer
President
GRASS QOZF, Inc.
204 West Spear Street #3862
Carson City, NV 89703

   Re: GRASS QOZF, Inc.
    Amendment No. 5 to Offering Statement on Form 1-A
    Filed April 16, 2021
    File No. 024-11204

Dear Mr. Harmer:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2021 letter.

Amendment No. 5 to Offering Statement on Form 1-A

Index to Financial Statements, page F-1

1. Please revise your interim financial statements for the six months ended December 31, 2020 to include the corresponding period of the preceding fiscal year (i.e. July 24, 2019 to December 31, 2019). In addition, provide a statement in your notes to interim financial statements that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to Part F/S (b)(5) of Form 1-A.

2. We note your interim financial statements refer to accountants' compilation report. Compilation reports are not appropriate in any filings, because the association of the accountant provides no basis for reliance. Please revise to provide interim financial

statements that comply with Article 8 of Regulation S-X. Refer to Part F/S (b)(5) and (c) of Form 1-A.

 You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian Higley, Esq.